UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting held on March 22, 2024, it will proceed to make payment of the first installment (USD $30 million) of the cash dividend of $0.012712 Mexican pesos per share (equivalent to USD $0.000689 per share) against the delivery of coupon 151 (one hundred and fifty-one) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Cemex Ordinary Participation Certificates (“CPO”) will receive $0.038136 Mexican pesos per CPO (equivalent to USD $0.002067 per CPO) and holders of Cemex American Depositary Shares (“ADS”) will receive USD $0.020670 per ADS in the first installment of the cash dividend, respectively. The first installment of the cash dividend should be paid to holders of bearer shares and CPO holders on June 18, 2024 in Mexican Pesos. ADS holders are expected to receive the first installment of the dividend on or around June 26, 2024.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

The first installment of the cash dividend expected to be paid on June 18, 2024 in Mexican Pesos was determined applying an exchange rate of $18.4512 Mexican pesos per USD as determined by Banco de México on June 14, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: June 14, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller